SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P,E/ 11-1-05

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005


05071842

ELTEK LTD.
(Name of Registrant)


SEC MAIL PROCESSING
RECEIVED
NOV 17 2005
WASH, D.C. 213 SECTION

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

ELTEK LTD.

6-K Items

1. Eltek Ltd. Consolidated and Company Financial Statements As of December 31, 2004.

ITEM 1

Eltek Ltd.

Consolidated and Company Financial Statements As of December 31, 2004

Consolidated and Company Financial Statements as of December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Eltek Ltd.

We have audited the accompanying consolidated and Company balance sheets of Eltek Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated and Company statements of operations, changes in shareholders' equity, and cash flows, for each of the years in the three years period ended December 31, 2004. These consolidated and Company financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated and Company financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and Company financial statements, referred to above present fairly, in all material respects, the consolidated and Company financial position as of December 31, 2004 and 2003 and the consolidated results of their operations, changes in their shareholders' equity and their cash flows for each of the years in the three years period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

As discussed in Note 2B, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is summarized in Note 28 to the consolidated and Company financial statements. As described in Note 28(G)(2) the Company has restated its statement of other comprehensive income for the year ended December 31, 2003.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel, March 14, 2005, except for Note 30, as to which the date is April 5, 2005

Balance Sheets - Consolidated and Company

	Note	Consolidated		Company		Convenience translation Consolidated (Note 2F)
		December 31 2003	December 31 2004	December 31 2003	December 31 2004	December 31 2004
		Adjusted Amounts**	Reported Amounts*	Adjusted Amounts**	Reported Amounts*	(Unaudited)
		NIS in thousands				US$ in thousands
Assets						
Current assets						
Cash and cash equivalents	3	4,371	**4,274**	1,248	**2,436**	**992**
Receivables:						
Trade	4	19,787	**23,835**	18,820	**22,072**	**5,533**
Other	5	2,262	**1,158**	***2,405	**1,329**	**269**
Inventories	6	13,158	**13,633**	11,618	**11,908**	**3,164**
Prepaid expenses		693	**563**	648	**454**	**131**
Total current assets		40,271	**43,463**	34,739	**38,199**	**10,089**
Deferred taxes	24	-	**753**	-	-	**175**
Long-term investments	7	-	-	***11,267	**10,674**	-
Property and equipment, net	8	43,381	**31,569**	38,162	**27,485**	**7,328**
Goodwill	1; 9	4,972	**4,656**	-	-	**1,081**
Total assets		88,624	**80,441**	84,168	**76,358**	**18,673**

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.
*** Reclassified

The accompanying notes are an integral part of the consolidated and company financial statements.

Balance Sheets - Consolidated and Company

	Note	Consolidated		Company		Convenience translation Consolidated (Note 2F)
		December 31 2003	December 31 2004	December 31 2003	December 31 2004	December 31 2004
		Adjusted Amounts**	Reported Amounts*	Adjusted Amounts**	Reported Amounts*	(Unaudited)
		NIS in thousands				US$ in thousands
Liabilities and shareholders' equity						
Current liabilities						
Short-term credit and current maturities of long-term debts	10	19,461	**19,589**	19,461	**19,589**	**4,547**
Trade payables	11	22,314	**23,577**	21,146	**22,633**	**5,473**
Other liabilities and accrued expenses	12	8,555	**11,083**	7,313	**9,936**	**2,572**
Total current liabilities		50,330	**54,249**	47,920	**52,158**	**12,592**
Long-term liabilities						
Long-term debt, excluding current maturities	13	13,692	**6,687**	13,692	**6,687**	**1,552**
Employee severance benefits, net	14	940	**1,048**	864	**956**	**243**
Total long-term liabilities		14,632	**7,735**	14,556	**7,643**	**1,795**
Minority interests		1,970	**1,900**	-	**-**	**441**
Convertible note	16	2,295	**1,566**	2,295	**1,566**	**364**
Commitments and contingent liabilities	15					
Shareholders' equity	17					
Ordinary shares, NIS 0.6 par value Authorized 50,000,000 shares, issued and outstanding 5,491,711 shares as of December 31, 2004 (4,885,651 shares as of December 31, 2003)		29,334	**29,698**	29,334	**29,698**	**6,894**
Additional paid-in capital		51,985	**52,500**	51,985	**52,500**	**12,187**
Capital reserves related to loans from controlling shareholders		10,010	**10,010**	10,010	**10,010**	**2,324**
Cumulative foreign currency translation adjustments		2,004	**2,574**	2,004	**2,574**	**597**
Capital reserves		6,685	**6,685**	6,685	**6,685**	**1,552**
Accumulated deficit		(80,621)	**(86,476)**	(80,621)	**(86,476)**	**(20,073)**
Total shareholders' equity		19,397	**14,991**	19,397	**14,991**	**3,481**
Total liabilities and shareholders' equity		88,624	**80,441**	84,168	**76,358**	**18,673**

Arieh Reichart	Amnon Shemer	Nissim Gilam
President, Chief Executive Officer	Chief Financial Officer	Chairman of the board of directors

Date: March 14, 2005, except for Note 30, as to which the date is April 5, 2005

The accompanying notes are an integral part of the consolidated and company financial statements.

Statements of Operations - Consolidated and Company

	Note	Consolidated			Company			Convenience Translation (Note 2F) Consolidated
		Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2004
		Adjusted Amounts**	Adjusted Amounts**	Reported Amounts*	Adjusted Amounts**	Adjusted Amounts**	Reported Amounts*	(Unaudited)
		NIS in thousands, (except loss per share data)						US$ in thousands
Revenues	18	108,035	108,303	**125,002**	100,545	93,817	**108,785**	**29,015**
Cost of revenues	19	(106,458)	(102,643)	**(109,998)**	(100,978)	(90,803)	**(95,331)**	**(25,533)**
Gross profit (loss)		1,577	5,660	**15,004**	(433)	3,014	**13,454**	**3,482**
Research and development income (expenses), net	20	(116)	18	**-**	(116)	18	**-**	**-**
Selling, general and administrative expenses	21	(15,152)	(14,996)	**(18,265)**	(13,405)	(11,687)	**(15,054)**	**(4,240)**
Amortization of goodwill	9	(292)	(584)	**(593)**	-	-	**-**	**(138)**
Operating loss		(13,983)	(9,902)	**(3,854)**	(13,954)	(8,655)	**(1,600)**	**(896)**
Financial expenses, net	22	(1,443)	(2,989)	**(2,948)**	(1,081)	(2,226)	**(2,281)**	**(684)**
Loss before other income (expenses), net		(15,426)	(12,891)	**(6,802)**	(15,035)	(10,881)	**(3,881)**	**(1,580)**
Other income (expenses), net	23	290	(20)	**52**	(108)	(108)	**43**	**12**
Loss before tax benefit (expenses)		(15,136)	(12,911)	**(6,750)**	(15,143)	(10,989)	**(3,838)**	**(1,568)**
Tax benefit (expenses)	24	(380)	(194)	**713**	(94)	96	**-**	**166**
Loss after tax benefit (expenses)		(15,516)	(13,105)	**(6,037)**	(15,237)	(10,893)	**(3,838)**	**(1,402)**
Company's share in losses of subsidiaries, net	7	-	-	**-**	(477)	(2,094)	**(2,017)**	**-**
Minority share in subsidiary's net results		(198)	118	**182**	-	-	**-**	**42**
Net loss		(15,714)	(12,987)	**(5,855)**	(15,714)	(12,987)	**(5,855)**	**(1,360)**
Basic and diluted net loss per NIS 1 par value of the share capital***		(5.36)	(3.61)	(1.36)	(5.36)	(3.61)	(1.36)	**(0.32)**
Total par value of shares used to compute basic and diluted net loss per NIS 1 par value of share		2,932	3,569	4,131	2,932	3,569	4,131	**4,131**

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.
*** Ordinary shares of a par value of NIS 0.6 each.
The accompanying notes are an integral part of the consolidated and company financial statements.

Statement of Changes in Shareholders' Equity (Consolidated and Company)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Capital reserves related to loans from controlling shareholders	Cumulative foreign currency translation adjustments	Capital reserves	Accumulated deficit	Total shareholders' equity
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		(In thousands, except number of shares)						
		Adjusted amounts**						
Balance as of December 31, 2001	4,885,651	29,334	51,985	10,010	-	6,685	(51,920)	46,094
Changes during the year								
Cumulative foreign currency translation adjustments	-	-	-	-	539	-	-	539
Net loss	-	-	-	-	-	-	(15,714)	(15,714)
Balance as of December 31, 2002	4,885,651	29,334	51,985	10,010	539	6,685	(67,634)	30,919
Changes during the year								
Cumulative foreign currency translation adjustments	-	-	-	-	1,465	-	-	1,465
Net loss	-	-	-	-	-	-	(12,987)	(12,987)
Balance as of December 31, 2003	4,885,651	29,334	51,985	10,010	2,004	6,685	(80,621)	19,397
		Reported amounts*						
Changes during the year								
Conversion of convertible note	**606,060**	**364**	**515**	-	-	-	-	**879**
Cumulative foreign currency translation adjustments	-	-	-	-	**570**	-	-	**570**
Net loss	-	-	-	-	-	-	**(5,855)**	**(5,855)**
Balance as of December 31, 2004	**5,491,711**	**29,698**	**52,500**	**10,010**	**2,574**	**6,685**	**(86,476)**	**14,991**
		In US$ thousands (Note 2B)						
Convenience translation year ended December 31, 2004 (unaudited)	**5,491,711**	**6,894**	**12,187**	**2,324**	**597**	**1,552**	**(20,073)**	**3,481**

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)

** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.

*** Ordinary shares of a par value of NIS 0.6 each.

The accompanying notes are an integral part of the consolidated and company financial statements.

Statement of Cash Flows - Consolidated and Company

	Consolidated			Company			Convenience translation* (Note 2F) Consolidated
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2004
	Adjusted Amounts**	Adjusted Amounts**	Reported Amounts*	Adjusted Amounts**	Adjusted Amounts**	Reported Amounts*	(Unaudited)
	NIS thousands						US$ in thousands
Net loss	(15,714)	(12,987)	**(5,855)**	(15,714)	(12,987)	**(5,855)**	**(1,360)**
Adjustments to reconcile net loss to net cash flows provided by operating activities:							
Inflationary and exchange rate impact on long- term debts	(609)	(706)	**12**	(609)	(706)	**12**	**3**
Depreciation	13,904	14,938	**13,428**	12,941	12,993	**11,766**	**3,117**
Amortization of goodwill	292	584	**593**	-	-	-	**138**
Write-off of other assets	26	-	-	26	-	-	-
Gain on disposal of properties	(415)	(200)	**(86)**	(8)	(112)	**(77)**	**(20)**
Company's share in losses of subsidiaries, net	-	-	-	477	2,094	**2,017**	-
Minority share in subsidiary's net results	198	(118)	**(182)**	-	-	-	**(42)**
Increase (decrease) in employee severance benefits, net	110	(62)	**103**	99	(69)	**92**	**24**
Decrease (increase) in trade receivables	4,052	5,721	**(3,988)**	3,919	5,557	**(3,252)**	**(926)**
Decrease (increase) in other receivables and prepaid expenses	20	20	**1,265**	***62	***(682)	**1,270**	**294**
Decrease (increase) in inventories	3,343	(632)	**(379)**	3,111	(222)	**(290)**	**(88)**
Increase (decrease) in trade payables	3,071	(503)	**1,192**	3,189	(1,381)	**1,491**	**277**
Increase (decrease) in other liabilities and accrued expenses	(2,102)	391	**2,452**	(746)	423	**2,623**	**569**
Accrued interest on convertible note	-	105	**147**	-	105	**147**	**34**
Interest and exchange rate differentials relating to subsidiaries, net	-	-	-	***(88)	***(548)	**(764)**	-
Deferred taxes	-	-	**(753)**	-	-	-	**(175)**
Net cash provided by operating activities	6,176	6,551	**7,949**	6,659	4,465	**9,180**	**1,845**

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.
*** Reclassified

Statement of Cash Flows - Consolidated and Company (cont'd)

	Consolidated			Company			Convenience translation* (Note 2F) Consolidated
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2004
	Adjusted Amounts**	Adjusted Amounts**	Reported Amounts*	Adjusted Amounts**	Adjusted Amounts**	Reported Amounts*	(Unaudited)
	NIS thousands						US$
Cash flows used in investing activities:							
Investment in subsidiary	-	-	-	(11,890)	***(5)	**(90)**	-
Repayment of loan to subsidiary	-	-	-	1,133	-	-	-
Acquisition of newly - consolidated subsidiary (Annex A)	(4,259)	-	-	-	-	-	-
Purchase of fixed assets	(7,963)	(3,797)	**(1,470)**	(6,959)	(1,631)	**(1,189)**	**(341)**
Dividends declared prior to the acquisition and paid to the shareholders	(2,644)	-	-	-	-	-	-
Proceeds from sale of fixed assets	453	304	**188**	15	217	**177**	**44**
Net cash used in investing activities	(14,413)	(3,493)	**(1,282)**	(17,701)	(1,419)	**(1,102)**	**(297)**
Cash flows provided by (used in) financing activities:							
Increase (decrease) in short- term credit	4,884	(1,388)	**(726)**	4,841	(1,339)	**(726)**	**(169)**
Repayment of long-term loans	(8,614)	(6,116)	**(6,164)**	(8,614)	(6,116)	**(6,164)**	**(1,431)**
Long-term loans received	11,948	-	-	11,948	-	-	-
Dividend distributions of subsidiary	(625)	-	-	-	-	-	-
Issue of convertible note	-	2,166	-	-	2,166	-	-
Net cash provided by (used in) financing activities	7,593	(5,338)	**(6,890)**	8,175	(5,289)	**(6,890)**	**(1,600)**
Adjustments from translation of financial statements of autonomous units	309	414	**126**	-	-	-	**29**
Net increase (decrease) in cash and cash equivalents	(335)	(1,866)	**(97)**	(2,867)	(2,243)	**1,188**	**(23)**
Cash and cash equivalents at beginning of period	6,572	6,237	**4,371**	6,358	3,491	**1,248**	**1,015**
Cash and cash equivalents at end of period	6,237	4,371	**4,274**	3,491	1,248	**2,436**	**992**

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B)
** Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.
*** Reclassified

The accompanying notes are an integral part of the financial statements.

13

Statements of Cash Flows - Consolidated and Company (cont'd)

	Consolidated
	Year ended December 31 2002
	Adjusted Amounts*
	NIS thousands
Annex A – Acquisition of newly consolidated subsidiary	
Assets and liabilities of subsidiary at date of acquisition	
Working capital (other than cash)	2,694
Property and equipment	(4,154)
Goodwill	(4,998)
Minority interests	2,152
Employees severance benefits	47
	(4,259)

Annex B – Non cash investing activities

In May 2002, the Company purchased a computer system for the price of NIS 1,262 thousand by means of a five year long-term loan. The loan is being repaid in 48 monthly installments beginning in May 2003.

Conversion of convertible note into share capital in the amount of NIS 879.

* Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1 - General

Eltek Ltd. ("the Company") was incorporated in Israel in 1970. The Company manufactures and supplies advanced printed circuit boards ("PCB"), complex multi-layer back-panels and flex rigid circuit boards for sophisticated electronic equipment. The principal markets of the Company are in Israel and Europe.

In June 2002, the Company established a wholly-owned subsidiary, EN-Eltek Netherlands 2002 B.V. ("EN-Eltek"), for the purpose of the acquisition of Kubatronik Leiterplatten GmbH (see below).
All of the excess of the consideration over the fair value of Kubatronik's assets and liabilities was attributed to goodwill. The Company has two other subsidiaries (Eltek Europe and Eltek International), which have been inactive for several years.

The Company incurred losses of approximately NIS 5.9 million in 2004 and has a working capital deficit of approximately NIS 14 million as at December 31, 2004. Management has taken a series of measures since 2003 that are intended to put the Company on a positive track, such as a reduction in workforce and new finance arrangements with the banks as described hereafter.

In July 2003, the Company finalized a process of restructuring its long-term loans and reached a new settlement with its banks: The restructuring included the postponement of the repayment of 60% of the Company's current maturities of long-term loans for ten months with Israel Discount Bank Ltd. ("Discount Bank") (from June 1, 2003 to March 31, 2004) and for one year with Bank Hapoalim B.M. ("Bank Hapoalim") and Bank Leumi Le-Israel Ltd. ("Leumi Bank") (from July 1, 2003 to June 30, 2004). – The postponed repayments recommenced in July 2004. The remaining 40% and the interest on the entire principal had been repaid monthly as scheduled.

In June 2004, the Company, although not achieving the work plan goals for 2003, was provided an extension of its revolving credit until June 30, 2005, and in March 2005 the banks agreed to further extend the Company's revolving credit until March 31, 2006.

In June 2003, the Company signed a factoring agreement with U Bank Ltd. (formerly Investec Bank (Israel) Ltd.) ("U Bank"), pursuant to which the Company is entitled to $ 1.0 million factoring facilities, in consideration for the assignment to U Bank of an equal amount of the Company's accounts receivable. The use of these factoring facilities by the Company is subject to the consent of Discount Bank, Bank Hapoalim and Leumi Bank, which initially was provided until June 30, 2004, and following two extensions, the banks have provided their consent until March 31, 2006.

Financial covenants in respect of the Company's credit facilities and long-term loans require the Company to maintain the higher of shareholders' equity of NIS 20.0 million or 20% of the Company's total assets according to the loan from Discount Bank, and to maintain the higher of shareholders' equity of NIS 17.0 million or 20% of the Company's total assets, according to the loan from Leumi Bank. For these purposes, shareholders' equity includes the Company's outstanding convertible note and excludes prepaid expenses. As of December 31, 2003, the Company was in compliance with such covenants. However, on March 31 2004, the Company was in breach of such covenants and therefore negotiated with its banks and was granted a temporary waiver, reducing the Company's covenants to the higher of shareholders' equity of NIS 12 million or 15% of its total assets until the release of the Company's December 31, 2004 earnings (i.e. between March - June 2005). The waiver of Leumi Bank was subject to the repayment by the Company of NIS 1.5 million over a 15 month period (from October 1, 2004 to December 31, 2005). In March 2005, the banks agreed to extend the temporary covenants. Leumi Bank agreed to extend the temporary covenants until the release of the Company's June 30, 2005 earnings, following which and until the release of the Company's December 31, 2005 earnings (i.e. between March – June 2006), Leumi Bank agreed to set the shareholders' equity threshold to not less than NIS 16 million. In accordance with the Discount Bank extension of the temporary covenants, the Company is required to maintain the higher of shareholders' equity of NIS 13 million or 15% of its total assets until the release of the Company's December 31, 2005 earnings. Upon the release of the Company's December 31, 2005 earnings, it is required to comply with its original covenant terms. As of December 31, 2004, the Company was in

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1 - General (cont'd)

compliance with the terms of such temporary covenants. The Company's management has programs and projects in place in order to continue to meet these terms.

The Company received an infusion of US$500,000 by means of issuance of a convertible note in July 2003, out of which US$ 200,000 was converted into ordinary shares during the reporting period (see Note 16).

Acquisition of Kubatronik Leiterplatten GmbH

On June 10, 2002, the Company signed a Share Purchase Agreement ("SPA") for the purchase of 76% of the shares of Kubatronik – Leiterplatten GmbH ("Kubatronik"). The purchase price was € 2.6 million (NIS 11.8 million as of the date of acquisition).

Pursuant to the agreement, the seller has the right to require the Company to purchase ("Put option"), and the Company has the right to require the seller to sell to the Company ("Call option"), the seller's remaining 24% interest in Kubatronik. The price for the option is based on the value of the acquisition subject to certain price adjustments set forth below, but not less than € 552,000 and not to exceed € 920,000. The option period was extended until December 31, 2007, (the minimum and the maximum amounts of the option price shall increase by the addition of interest at the rate of LIBOR + 1% from December 31, 2004). The price adjustment mechanism for the Put option is that if the ratio of earnings before tax from the revenue ("the Ratio") increases over 23% - for every 1% increase the price will increase by 1%. If the Ratio decreases below 23% - for every 1% decrease the price will decrease by 1.25%.
The price adjustment mechanism for the Call option is that if the Ratio increases over 23% - for every 1% increase the price will increase by 1.5%. If the Ratio decreases below 23% - for every 1% decrease the price will decrease by 1%.
All of the above is based on the last audited financial statements of Kubatronik as of the date of the seller's termination of employment with Kubatronik. The seller terminated his employment in October 2003 and through the date of these financial statements did not approach the Company to exercise his option.

The Company has been consolidating the accounts of Kubatronik since June 10, 2002. The acquisition made by EN-Eltek resulted in the recognition of goodwill in the amount of €1.1 million (NIS 5 million as of the date of acquisition) - see Note 9.

Note 2 - Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which vary in certain significant respects from generally accepted accounting principles in the United States ("U.S GAAP") as described in Note 28.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

A. Definitions

Certain terms used in these financial statements are defined as follows:

1. Related parties - as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel ("ICPAI") are:

   (a) Parties, one of which directly or indirectly -
      (1) owns 10% or more of the issued share capital of the other party, or of its voting rights or of the rights to appoint its directors, or
      (2) has the right to appoint its Chief Executive Officer ("CEO"), or
      (3) acts as its director or CEO.

   (b) Any corporate body in which a party mentioned in (a) above owns 25% or more of its issued share capital or of its voting rights or of the rights to appoint its directors.

   (c) Spouses and minor children of the parties mentioned in (a) above.

2. Interested parties - as defined in Section 1 of the Israeli Securities Law:

   (a) The holder of five percent or more of the issued share capital or voting rights of a company, a person who has the right to appoint one or more directors of a company or its CEO, a person serving as the CEO or as a director, an entity in which a person as described above holds twenty five percent or more of its issued share capital or of its voting rights, or has the right to appoint twenty five percent or more of its directors.

   (b) A subsidiary of a company, other than a nominee company.

   As applicable to the Company, related parties and interested parties as described above would all constitute related parties under U.S. GAAP as well.

3. Subsidiaries - companies whose financial statements are fully consolidated with those of the Company, whether directly or indirectly.

4. CPI - Israeli consumer price index as published by the Israeli Central Bureau of Statistics.

5. NIS - New Israeli Shekels.

6. Adjusted amount - the nominal historical amount adjusted in accordance with the provisions of Opinions 23 and 34 and Opinions 36 and 37.

7. Reported amount - The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

8. Adjusted financial reporting - Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50.

9. Nominal financial reporting - Financial reporting based on reported amounts.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

B. Financial statements reported New Israeli Shekels (NIS)

In October 2001, the Israel Accounting Standards Board ("IASB") published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as of January 1, 2004. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustments as of January 1, 2004.

1. In the past the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the CPI. The adjusted amounts that are included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made during the period are included according to their nominal values.

2. Amounts of non-monetary assets do not necessarily reflect their realizable value or updated economic value, but only the reported amounts of such assets.

3. The term "cost" in these financial statements means the reported amount of cost.

4. All the comparative data for prior periods is stated adjusted to the CPI at December 31, 2003.

Balance sheets:

a. Non-monetary items are stated at reported amounts.

b. Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

Statement of operations:

Income and expenses derived from non-monetary items from provisions included in the balance sheet are derived from the difference between the reported amounts of the opening balance and the reported amounts of the closing balance.

Note 2 - Significant Accounting Policies (cont'd)

C. Kubatronik - autonomous foreign company

As of January 1, 2004 the Company implemented Accounting Standard No. 13, "Effect of Changes in Exchange Rates of Foreign Currency". The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity. The standard provides rules for classifying foreign operations as an autonomous foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of autonomous foreign investees.

Transactions in foreign currency

Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company's monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

Kubatronik -Foreign operations classified as an autonomous investee

The financial statements of Kubatronik were translated into Israeli currency as follows:

(1) The assets and liabilities, both monetary and non-monetary, of Kubatronik were translated according to the closing exchange rate. The goodwill arising upon the acquisition of Kubatronik is treated as an asset of Kubatronik, and it is translated according to the closing exchange rate.

(2) Income and expense items were translated according to the exchange rate as at the date of the transaction.

(3) All the resulting exchange rate differences are classified as a separate item of shareholders' equity until the disposal of the net investment.

D. Principles of consolidation

1. The consolidated financial statements include the accounts of the Company and its subsidiaries (EN-Eltek, Kubatrunik, Eltek International and Eltek Europe).

2. All intercompany transactions and balances were eliminated in consolidation.

E. Rate of exchange and linkage bases

1. Assets and liabilities denominated in, or linked to, foreign currencies have been recorded based on the representative exchange rate prevailing at balance sheet date as published by the Bank of Israel.

2. Balances linked to the CPI are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

E. Rate of exchange and linkage bases (cont'd)

3. Details of the CPI and the representative exchange rates are as follows:

	Israeli CPI	Exchange rate of one dollar	Exchange rate of one Euro
	Points	NIS	NIS
For the period ended:			
December 31, 2002	182.01	4.737	4.970
December 31, 2003	178.58	4.379	5.533
December 31, 2004	**180.74**	**4.308**	**5.877**
	%	%	%
Changes during the year ended:			
December 31, 2002	6.50	7.27	27.18
December 31, 2003	(1.89)	(7.56)	11.33
December 31, 2004	**1.21**	**(1.62)**	**6.22**

F. Presentation in U.S. dollars for convenience of the reader

For the convenience of the reader, the consolidated financial statements as of December 31, 2004 and for the year then ended have been translated into U.S. dollars, using the representative exchange rate as of December 31, 2004 (U.S. $1 = NIS 4.308). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

G. Use of estimates

The financial statements which were prepared in accordance with generally accepted accounting principles, require the Company's management to make estimates and assumptions. Actual results may differ from such estimates.

H. Cash and cash equivalents

Cash equivalents are considered by the Company to be highly-liquid investments which include short-term bank deposits with an original maturity of three months or less from deposit date and which are not encumbered by a lien.

I. Allowance for doubtful accounts

The allowance has been determined specifically for debts the collection of which, in Management's opinion, is doubtful.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

J. Inventories

Inventories are recorded at the lower of cost or market value. Cost is determined as follows:

Raw materials	- Moving average basis
Work-in-process and completed products	- Direct production cost, plus allocated indirect expenses, all of which are on an average basis

K. Property and equipment

1. Assets are recorded at cost.

2. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

   Annual rates of depreciation are as follows:

	Mostly %	Range %
Machinery and equipment	15	5-33
Office furniture and equipment	6	5-33
Motor vehicles	15	15-30
Leasehold improvements	10	3-25

L. Investments in investee companies

The investments in investee companies are presented using the equity method.
The excess of the cost of the investment over the fair value of identified assets net of the fair value of identified liabilities (after allocation of taxes resulting from temporary differences) as at the date of acquisition is recorded as goodwill.

The Company applies Accounting Standard No. 20 regarding the amortization period of Goodwill. Goodwill is systematically amortized over the period of its useful life. The amortization period is for 10 years and reflects the best possible estimate of the period over which the Company anticipates to obtain future economic benefits from the Goodwill.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

M. Deferred taxes

Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled.

The Company's management cannot be reasonably assured as to the Company's ability to utilize the tax asset attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards in the foreseeable future. Therefore, the Company did not record any deferred tax asset.
The Company believes that its subsidiary, Kubatronik will utilize its carryforward tax losses and therefore a deferred tax asset has been recorded (see Note 1, 24H).

N. Impairment of assets

In February 2002, the IASB published Accounting Standard ("IASB") No. 15 - "Impairment in Value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

O. Factoring of financial assets

In June 2003, the Company entered into an accounts receivable factoring agreement with U Bank. Under the terms of the agreement, the Company has the option to factor receivables, with U Bank on a non-recourse basis, provided that U Bank approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

Since the Company started to enter into such factoring agreements, there were no cases in which the Company had to reimburse the bank for accounts receivables following business commercial disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

As at December 31, 2004, net trade receivables amounting to NIS 4,200 thousand were factored (as at December 31, 2003 - NIS 4,318 thousand).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

P. Revenue recognition

The Company recognizes revenues from sales of products upon delivery. Commission income is accounted for on the accrual basis.

Q. Research and development

Research and development costs, net of grants from the Office of the Chief Scientist in the Ministry of Industry and Trade of the Government of Israel (OCS), are expensed as incurred.

R. Loss per share

Loss per share are computed based on the weighted average number of shares and share equivalents outstanding during each period, in accordance with Opinion No. 55 of the ICPAI.

S. Employee stock option expenses

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options. Under this method for fixed-plans, compensation expenses are recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Therefore, the accounting, under Israeli GAAP and under U.S. GAAP is identical.

T. Segment reporting

Segment reporting is represented according to Accounting Standard No. 11 of the IASB.

U. Effects of new accounting standards prior to their application

In July 2004, the IASB published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which these can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In the Company's estimation, the impact of the Standard on its results of operations, financial position and cash flows will not be material.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 3 - Cash and Cash Equivalents

	Consolidated		Company	
	December 31 2003	December 31 2004	December 31 2003	December 31 2004
NIS	537	**260**	537	**260**
U.S. dollars	693	**1,906**	636	**1,830**
Euro	3,055	**2,105**	16	**343**
Others	86	**3**	59	**3**
	4,371	**4,274**	1,248	**2,436**

As for pledges on assets, see Note 15A.

Note 4 - Trade Receivables

	Consolidated		Company	
	December 31 2003	December 31 2004	December 31 2003	December 31 2004
Israeli customers	15,993	**10,895**	15,993	**10,895**
Foreign customers	4,607	**13,502**	3,574	**11,523**
Checks receivable	403	**1,068**	403	**1,068**
	21,003	**25,465**	19,970	**23,486**
Allowance for doubtful accounts	(1,216)	**(1,630)**	(1,150)	**(1,414)**
	19,787	**23,835**	18,820	**22,072**

As at December 31, 2004 one customer accounted for NIS 6,766 thousand of receivables (28.4% of the total consolidated trade receivables balance) (Company - 30.7%).
As at December 31, 2003 one customer accounted for NIS 2,792 thousand of receivables (14.1% of total consolidated trade receivables balance) (Company - 14.8%).

As for pledges on assets, see Note 15A.

Note 5 - Other Receivables

	Consolidated		Company	
	December 31 2003	December 31 2004	December 31 2003	December 31 2004
Employees	162	**131**	157	**126**
Subsidiaries	-	**-**	*597	**338**
Commissions and other receivables	296	**120**	295	**120**
Suppliers	503	**334**	495	**331**
Government of Israel and other institutions	12	**209**	11	**208**
Government of Germany	483	**364**	44	**206**
Insurance companies	806	**-**	806	**-**
	2,262	**1,158**	2,405	**1,329**

* Reclassified

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 6 - Inventories

	Consolidated		Company	
	December 31 2003	December 31 2004	December 31 2003	December 31 2004
Raw materials:				
On hand	7,522	**7,477**	6,541	**6,530**
In transit	423	**451**	423	**451**
Work-in-process	3,640	**4,232**	3,300	**3,823**
Completed products	1,573	**1,473**	1,354	**1,104**
	13,158	**13,633**	11,618	**11,908**

Note 7 - Long-Term Investments

	Company	
	December 31 2003	December 31 2004
A. Investments in subsidiaries:		
Cost of shares and long-term loan (1)	10,757	**10,757**
Loans to the subsidiaries	*2,704	**3,558**
Accumulated losses	*(4,198)	**(6,215)**
Adjustments from translation of financial statements	2,004	**2,574**
	11,267	**10,674**

(1) Includes long-term loan in the amount of NIS 10,678 thousand for the purchase of Kubatronik shares.
* Reclassified

	Company	
	December 31 2003	December 31 2004
B. Changes in the investments in subsidiaries		
Balance at the beginning of the year	11,343	**11,267**
Changes during the year:		
Share in losses	(2,094)	**(2,017)**
Accrued loan interest and investments made during the year	553	**854**
Adjustments from the translation of financial statements	1,465	**570**
Balance at the end of the year	11,267	**10,674**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8 - Property and Equipment, Net

A. Consolidated

	December 31, 2004				
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total
Cost					
Balance as of December 31, 2003	133,900	27,496	1,474	7,018	169,888
Translation adjustments	955	140	33	290	1,418
Additions	1,075	306	-	89	1,470
Disposals	(1,255)	-	(546)	(456)	(2,257)
Balance as of December 31, 2004	134,675	27,942	961	6,941	170,519
Accumulated Depreciation					
Balance as of December 31, 2003	100,760	18,216	1,065	6,466	126,507
Translation adjustments	767	94	28	281	1,170
Depreciation during the year	10,998	2,025	157	248	13,428
Disposals	(1,255)	-	(446)	(454)	(2,155)
Balance as of December 31, 2004	111,270	20,335	804	6,541	138,950
Net balance as of December 31, 2004	**23,405**	**7,607**	**157**	**400**	**31,569**
Net balance as of December 31, 2003	33,140	9,280	409	552	43,381

As for pledges on assets, see Note 15A.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 8 - Property and Equipment, Net (cont'd)

B. Company

	December 31, 2004				
	Machinery and equipment	Leasehold improvements	Motor vehicles	Office furniture and equipment	Total
Cost					
Balance as of December 31, 2003	117,255	25,265	862	2,088	145,470
Additions	888	296	-	5	1,189
Disposals	-	-	(477)	-	(477)
Balance as of December 31, 2004	**118,143**	**25,561**	**385**	**2,093**	**146,182**
Accumulated Depreciation					
Balance as of December 31, 2003	88,183	16,738	657	1,730	107,308
Depreciation during the year	9,614	1,948	82	122	11,766
Disposals	-	-	(377)	-	(377)
Balance as of December 31, 2004	**97,797**	**18,686**	**362**	**1,852**	**118,697**
Net balance as of December 31, 2004	**20,346**	**6,875**	**23**	**241**	**27,485**
Net balance as of December 31, 2003	29,072	8,527	205	358	38,162

As for pledges on assets, see Note 15A.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 9 - Goodwill

	Consolidated	
	December 31 2003	December 31 2004
Balance at the beginning of the year	4,973	**4,972**
Goodwill amortization	(584)	**(593)**
Translation adjustments	583	**277**
	4,972	**4,656**

Note 10 - Short-Term Credit and Current Maturities of Long-Term Debts

	Annual interest rate 31/12/2004	Consolidated and company	
	%	December 31 2003	December 31 2004
In NIS (unlinked)	6.15-6.70	12,100	**11,400**
In U.S. dollars	3.90-5.15	1,551	**1,525**
Current maturities of long-term liabilities to Banks (Note 13A)		5,810	**6,664**
		19,461	**19,589**

As to pledges securing the credit, see Note 15A.

Note 11 - Trade Payables

	Consolidated		Company	
	December 31 2003	December 31 2004	December 31 2003	December 31 2004
Israeli suppliers	12,054	**15,516**	12,054	**15,516**
Foreign suppliers	5,927	**4,733**	4,759	**3,789**
	17,981	**20,249**	16,813	**19,305**
Checks payable	4,333	**3,328**	4,333	**3,328**
	22,314	**23,577**	21,146	**22,633**
Including current maturities of long-term debt related to capital leases	282	**278**	282	**278**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 12 - Other Liabilities and Accrued Expenses

	Consolidated		Company	
	December 31 2003	December 31 2004	December 31 2003	December 31 2004
Accrued payroll and related benefits	3,747	**3,825**	3,134	**3,091**
Vacation and other employee benefits	2,232	**2,631**	2,099	**2,409**
Government of Israel and other Institutions	372	**19**	372	**19**
Accrued expenses	1,822	**4,041**	1,333	**3,867**
Other liabilities	*382	**567**	375	**550**
	8,555	**11,083**	7,313	**9,936**

* Reclassified

Note 13 - Long-Term Debt, Excluding Current Maturities

Consolidated and Company

A. Banks

	Annual interest rate 31/12/2004 %	December 31 2003	December 31 2004
<u>Linkage terms</u>			
U.S. dollar	3.90-4.55	9,349	**6,381**
CPI	5.95-7.05	6,250	**4,160**
Unlinked	6.45-6.70	3,245	**2,440**
		18,844	**12,981**
Less - current maturities		(5,810)	**(6,664)**
		13,034	**6,317**

B. Capital leases

	Annual interest rate 31/12/2004 %	December 31 2003	December 31 2004
U.S. dollars linked	2.90	940	**648**
Less - current maturities		(282)	**(278)**
		658	**370**
Total long-term debt		13,692	**6,687**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 13 - Long-Term Debt, Excluding Current Maturities (cont'd)

Consolidated and Company

C. The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2004 are as follows:

	December 31 2003	December 31 2004
First year (current maturities)	6,092	**6,942**
Second year	7,176	**5,178**
Third year	5,067	**1,509**
Fourth year	1,449	-
Fifth year and thereafter	-	-
	13,692	**6,687**
	19,784	**13,629**

As to pledges securing the loans - see Note 15A.

Note 14 - Employee Severance Benefits, net

1. The Company participates in a defined contribution pension plan and makes regular deposits with a pension fund securing pension rights on behalf of most of its non-senior employees. The custody and management of the amounts so deposited are independent of the Company and the amounts funded are credited to personal accounts of the employees. Accordingly, such amounts funded (included in expenses on an accrual basis) and the total liability are reflected in the balance sheet on a net basis. In respect of its other employees, the Company purchases individual insurance policies intended to cover the Company's retirement benefits obligations. Similar to that stated above regarding the pension plan deposits, the amounts paid for the insurance policies are not reflected in the balance sheet as such amounts are not under the Company's control.

   In addition, occasionally, the Company makes deposits with a Central Severance Pay Fund ("CSPF") in respect of those obligations under the Israeli Severance Pay Law which may not be covered in full by the above arrangements.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 14 - Employee Severance Benefits, net (cont'd)

2. The Company's severance obligation is calculated on the basis of the latest monthly salary of each employee multiplied by the number of years of employment with the Company. The obligation is partially funded.

3. Kubatronik owns an insurance policy and makes regular deposits with an insurance company for securing pension rights on behalf of one of its key employees. Such amounts deposited and the related liability are reflected in the consolidated balance sheet.

   In respect of its other employees, Kubatronik does not make any deposits for pension or retirement rights since such deposits are not required under the German law.

4. Details of the provision and amounts funded in respect of CSPF:

	Consolidated		Company	
	December 31 2003	December 31 2004	December 31 2003	December 31 2004
Liability for employee severance benefits	3,792	**4,105**	3,622	**3,890**
Assets held for severance benefits	(2,852)	**(3,057)**	(2,758)	**(2,934)**
Employee severance benefits, net	940	**1,048**	864	**956**

Note 15 - Commitments and Contingent Liabilities

A.

1. The Company has pledged certain assets and the rights to any insurance claims on such assets to secure its indebtedness with banks, as well as floating liens on all of its remaining assets in favor of the banks.

2. As a guarantee of the implementation of the approved projects and in compliance with the conditions of the approval (see Note 24A), pledges have been recorded on the Company's assets in favor of the State of Israel.

3. The Company has also pledged a computer system to a supplier to secure its indebtedness.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 - Commitments and Contingent Liabilities (cont'd)

A. (cont'd)

4. Financial covenants in respect of the Company's credit facilities and long-term loans require the Company to maintain the higher of shareholders' equity of NIS 20.0 million or 20% of the Company's total assets according to the loan from Discount Bank and to maintain the higher of shareholders' equity of NIS 17.0 million or 20% of the Company's total assets, according to the loan from Leumi Bank. For these purposes, shareholders' equity includes the Company's outstanding convertible note and excludes prepaid expenses. As of December 31, 2003, the Company was in compliance with such covenants. However, on March 31 2004, the Company was in breach of such covenants and therefore negotiated with its banks and was granted a temporary waiver, reducing the Company's covenants to the higher of shareholders' equity of NIS 12 million or 15% of its total assets until the release of the Company's December 31, 2004 earnings (i.e. between March - June 2005). The waiver of Leumi Bank was subject to the repayment by the Company of NIS 1.5 million over a 15 month period (from October 1, 2004 to December 31, 2005). In March 2005, the banks agreed to extend the temporary covenants. Leumi Bank agreed to extend the temporary covenants until the release of the Company's June 30, 2005 earnings, following which and until the release of the Company's December 31, 2005 earnings (i.e. between March – June 2006), Leumi Bank agreed to set the shareholders' equity threshold to not less than NIS 16 million. In accordance with the Discount Bank extension of the temporary covenants, the Company is required to maintain the higher of shareholders' equity of NIS 13 million or 15% of its total assets until the release of the Company's December 31, 2005 earnings. Upon the release of the Company's December 31, 2005 earnings, it is required to comply with its original covenant terms. As of December 31, 2004, the Company was in compliance with the terms of such temporary covenants. The Company's management has programs and projects in place in order to continue to meet these terms.

5. In June 2003, the Company signed a factoring agreement with U Bank, pursuant to which the Company is entitled to $ 1.0 million factoring facilities, in consideration for the assignment to U Bank of an equal amount of the Company's accounts receivable. The use of these factoring facilities by the Company is subject to the consent of Discount Bank, Bank Hapoalim and Leumi Bank, which initially was provided until June 30, 2004, and following two extensions, the banks have provided their consent until March 31, 2006.

6. The Company has signed a four-year agreement with a consulting company to incorporate the "Theory of Constraint" ("TOC") into its operation. The purpose is to improve several operational measures identified by the Company's Management.
Pursuant to the agreement in 2004 the Company paid consultation fees and will pay bonuses to the consulting company based on its success.
Until December 31, 2004, the consulting company was not entitled to a bonus. The agreement will expire in December 31, 2007.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 - Commitments and Contingent Liabilities (cont'd)

B.

1. In June 2002, an action was initiated by a former employee, citing an alleged breach of an agreement for the payment of royalties in exchange for the use of his invention. The plaintiff is seeking damages of NIS 1.0 million. The Company intends to deny liability and to assert that no agreement was entered into between the parties, no compensation was agreed upon, and that the amount of the claim is baseless. Based on the opinion of the Company's legal counsel, the Company believes that it has good defenses against the claim, and that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.
2. In 2002, one of the Company's customers demanded that the Company pay compensation of approximately $250,000 with respect to damages claimed to have been incurred as a result of the use of defective PCB that were manufactured and supplied by the Company. The Company and its insurance company have agreed that according to the insurance policy terms, the insurance company will continue to negotiate the customer demand with its representatives. Although, the Company disagrees with the customer's claim, it has recorded a provision in respect of its deductible amount that is not covered by the Company's insurance. (See also Note 23).

C. As of December 31, 2004, the Company and Kubatronik are committed to purchase equipment, services and inventories costing approximately NIS 3.3 million (Company – NIS 3.2 million).

D.

1. The premises occupied by the Company and Kubatronik are leased under operating agreements which expire in December 2011 and June 2008, respectively.
2. Two parking areas that serve the employees of the Company and Kubatronik are leased under operating agreements which expire in December 2006 and December 2010, respectively.
3. The Company has signed several leasing and maintenance agreements for production equipment with Orbotech Ltd. Of such agreements, two main agreements will expire in June 2008 and February 2010.
4. Three production machines are leased under operating agreements which will expire in May 2005, October 2005 and January 2008.
5. The Company has signed a leasing agreement for production machine. The agreement will commence in April 2005 and will expire in March 2007.
6. The Company has signed several other maintenance agreements for production equipment.
7. The majority of the Company's vehicles are leased under three years operating agreements.

Minimum future payments due under the above agreements are as follows:

	Consolidated	Company
	December 31 2004	December 31 2004
First year	**7,208**	6,443
Second year	**6,533**	5,851
Third year	**5,632**	4,929
Fourth year	**4,405**	4,121
Fifth year and thereafter	**9,909**	9,888
	33,687	31,232

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 15 - Commitments and Contingent Liabilities (cont'd)

E. Indemnification agreement

The Company entered into a new indemnification agreement with its directors and officers and undertook to enter into the same agreement with future directors and officers, for losses incurred by a director or officer that will not exceed the lesser of US$ 2,000,000 or 25% of the Company's capital.

F. Stamp duty

Stamp duty applies in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified therein. In June 2003, the statute imposing stamp duty was amended. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. The amendment to the statute and the enforcement actions taken by the Israeli Tax Authority are in legal dispute before the Israeli Supreme Court, which has not yet ruled on this matter. In addition, under current legislation the stamp duty statute is expected to be gradually abolished until its complete cancellation in 2008. To date, the Company has not received a demand for payment of stamp duty following this amendment. The outcome of the Supreme Court ruling is uncertain.

Note 16 - Convertible Note

In July 2003, the Company issued a convertible note ("the Note") in the principal amount of $500,000 to Merhav M.N.F - an Israeli private company controlled by the Company's major shareholder ("Merhav").

The Note will be due four years from its issuance date. The Note bears interest at the rate of 10% per year, compounded on a quarterly basis.

Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of the Company at a price of $ 0.33 per ordinary share. The Company may at its sole discretion repay the accrued interest on the principal of the Note to Merhav.

In January 2004, $ 200,000 of the principal amount of the Note was converted into 606,060 ordinary shares.

As of December 31, 2004, the Note including accrued interest is convertible into 1,085,197 ordinary shares which will constitute 16.5% of the company's ordinary shares after conversion.

Note 17 - Shareholders' Equity

A. Authorized, issued and paid up share capital in historical terms is as follows:

	Authorized	Issued and paid	
	December 31 2003 and 2004	December 31 2003	December 31 2004
	(in thousands)	(in thousands)	(in thousands)
Number of shares:			
Ordinary Shares of par value NIS 0.6 each	50,000	4,886	**5,492**
Amount in nominal NIS:			
Ordinary Shares of par value NIS 0.6 each	30,000	2,932	**3,295**

B. Options

In January 1997, the Company adopted the Eltek Ltd. 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes the issuance of options to purchase an aggregate number of 474,000 ordinary shares. The options generally (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three year period (iii) may not be exercised for a period of one year from the date of grant, and (iv) can be converted as the basis of one option per share.

The 1996 Plan is under the administration of the Compensation Committee appointed by the Board of Directors.

The Board of Directors of the Company may, at any time and at its sole and absolute discretion, suspend, terminate or amend the 1996 Plan in any manner. However, in no event may any action of the Company alter or impair the rights of a grantee under any outstanding option without their consent.

As of December 31, 2004, options for the purchase of 107,999 ordinary shares have been exercised in exercise price ranging from $ 1.375 to $ 1.75. There are no options currently outstanding under the 1996 Plan.

In August 2000, the Company adopted the Eltek Ltd. 2000 stock option plan (the "2000 Plan"). The 2000 Plan authorizes the issuance of options to purchase an aggregate of 750,000 ordinary shares. The options generally (i) expire on the fifth anniversary of the day of grant, (ii) vest ratably over a three-year period and (iii) may not be exercised for a period of one year from the date of grant. The exercise price of these options is equal to the market value of the underlying stock on the date of the grant.

As of December 31, 2004, options for the purchase of 394,933 ordinary shares having exercise price of $ 4.375 per share and options for the purchase of 20,000 ordinary shares having exercise price of $ 1.14 per share had been granted under the 2000 Plan.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 17 - Shareholders' Equity (cont'd)

B. Options (cont'd)

A summary of the Company's plans and the options that were granted to the Company's employees is presented below:

		Number of options	Weighted average exercise price
			US$
Balance as at December 31, 2001		569,567	4.07
	Forfeited	(30,634)	3.80
Balance as at December 31, 2002		538,933	4.09
	Expired	*(14,000)	1.75
	Forfeited	*(71,600)	4.08
Balance as at December 31, 2003		453,333	4.16
	Granted	20,000	1.14
	Expired	(37,000)	1.75
	Forfeited	(21,400)	4.38
Balance as at December 31, 2004		**414,933**	**4.22**

* Reclassified

The following table summarizes information concerning options outstanding at December 31, 2004.

Exercise prices (U.S.$)	Number of options outstanding at December 31 2004	Number of options exercisable at December 31 2004	Remaining contractual life (in years)
4.38	**381,333**	**381,333**	0.6
4.38	**13,600**	**13,600**	1.4
1.14	**20,000**	-	4.9
	414,933	**394,933**	

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 18 - Revenues

A. Revenues by activities

	Consolidated			Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Sales of manufactured products	107,409	107,212	**122,127**	99,919	92,691	**105,835**
Sales of non-manufactured products	105	786	**2,219**	105	786	**2,285**
Commissions	521	305	**656**	521	340	**665**
	108,035	108,303	**125,002**	100,545	93,817	**108,785**

B. (1) During the year ended December 31, 2004, one customer accounted for NIS 15,359 thousand (12.3%) of the total consolidated revenues.
During the years ended December 31, 2002 and 2003 there were no customers who accounted for more than 10% of the total consolidated revenues.

(2) During the year ended December 31, 2004, the Company had one customer who accounted for NIS 15,359 thousand (14.1%) of the total Company's revenues.
During the year ended December 31, 2003, the Company had two customers who accounted for NIS 9,864 thousand (10.5%) and NIS 9,522 thousand (10.2%) of the company revenues (in 2002 - there were no customers who accounted for more than 10% of the company revenues).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 19 - Cost of Revenues

	Consolidated			Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Cost of materials and non-manufactured products (1)	*39,516	*37,742	**42,117**	*38,541	*35,659	**38,550**
Payroll and related benefits	35,541	33,086	**35,699**	32,976	27,240	**29,228**
Manufacturing expenses	*16,960	*18,088	**19,491**	*15,975	*15,713	**16,265**
Depreciation	13,488	14,517	**13,136**	12,561	12,665	**11,561**
Changes in inventories of completed products and work-in-process**	*953	*(790)	**(445)**	*925	*(474)	**(273)**
	106,458	102,643	**109,998**	100,978	90,803	**95,331**

* Reclassified
** Including changes in non-manufactured products.

(1) The Company has two major suppliers of raw material, each of whom supplies more than 10% of its raw material. The following table shows the amounts of the purchases from each of the two suppliers:

	Consolidated		Company	
	Percentage of total purchases from raw material suppliers	Year ended December 31 2004	Percentage of total purchases from raw material suppliers	Year ended December 31 2004
	%	NIS	%	NIS
Supplier 1	19.9	8,373	21.7	8,373
Supplier 2	14.3	6,038	15.7	6,038

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 20 - Research and Development Expenses (Income), Net

Consolidated and Company

	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
(Approved) unapproved grants from the OCS	116	(18)	-

In January 1999, the Company joined a consortium of companies for a period which ended in July 2001. The consortium was under the supervision of the OCS. Within the framework of the consortium, the Company specialized in High Density Interconnect ("HDI") technology.

Under the terms of the consortium, each member of the consortium was provided with an advance for its research and development costs for a specific research and development project assigned to it by the consortium. The OCS reimbursed 66% of such approved research and development expenses.

These reimbursements were contingent upon the Company submitting monthly reports prepared in accordance with the requirements of the OCS but were not contingent upon royalties or any future payments being made by the Company.

Unapproved reimbursements from the OCS relating to research and development expenses that were debited in 2001 in the amount of NIS 116 thousand were included in research and development expenses, net in the year 2002.

In 2003, after the consortium has been discontinued, a surplus amount of money was distributed among the members and has been recognized as income.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 - Selling, General and Administrative Expenses

	Consolidated			Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Payroll and related benefits expenses	6,930	7,386	**8,437**	5,805	5,674	**6,416**
Commissions	597	1,232	**1,476**	788	802	**1,675**
Export and delivery expenses	1,400	1,275	**1,592**	1,261	972	**1,357**
Office maintenance	815	870	**890**	756	676	**674**
Traveling	631	422	**594**	565	349	**430**
Depreciation	416	421	**292**	380	328	**205**
Professional services	1,757	1,420	**2,215**	1,334	1,012	**1,809**
Car maintenance	605	579	**710**	533	516	**624**
Investors relations	687	383	**230**	687	383	**230**
Other	1,314	1,008	**1,829**	1,296	975	**1,634**
	15,152	14,996	**18,265**	13,405	11,687	**15,054**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 - Financial Expenses, Net

	Consolidated			Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Expenses on long- term loans net of erosion	*540	399	**864**	*540	399	**864**
Expenses on short-term credit and bank charges net of erosion	*885	1,706	**1,465**	*871	1,692	**1,450**
Effect of exchange rate differences expenses	*(918)	*(68)	**319**	*(972)	*(209)	**263**
Expenses on convertible note	-	112	**150**	-	112	**150**
Other financing expenses (income), net	*936	*840	**150**	*642	*232	**(446)**
	1,443	2,989	**2,948**	1,081	2,226	**2,281**

* Reclassified

Note 23 - Other Income (Expenses), Net

	Consolidated			Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Indemnification to customer (1)	(116)	(161)	-	(116)	(161)	-
Gain on disposals of fixed assets, net	415	200	**86**	8	112	**77**
Customs charges	-	(59)	-		(59)	-
Other expenses	(9)	-	**(34)**	-	-	**(34)**
	290	(20)	**52**	(108)	(108)	**43**

(1) During 2002, the Company received a demand from one of its customers to compensate it with respect to damages it claimed to have occurred as a result of the use of defective PCB that were manufactured and supplied by the Company. The Company has recorded a provision in respect of its deductible amount that is not covered by the company's insurance. (See Note 15.B.2).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income

A. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law")

Certain of the Company's investment programs in expanding its production facilities in Israel were granted "approved enterprise" status in accordance with the above Law. As of the date of these financial statements, two approved investment programs are applicable to the Company.

The investment programs are based on the Alternative Benefits track and provide for tax benefits as follows: a zero tax rate on the Company's undistributed income arising from the revenue that is derived from the "approved enterprise", for a period of two years, starting with the year in which the "Approved Enterprise" first earns taxable income. The income so derived in the five subsequent years will be subject to tax at a reduced rate of 25%. The periods of tax benefits relating to these programs have not yet commenced, and will expire no later than 2005 for one program and 2016 for the other.

Entitlement to the above benefits is conditional upon the Company complying with the conditions stipulated by the Law and the regulations promulgated thereunder, as well as the criteria set forth in the approval for the specific investment in the "approved enterprise". In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, together with CPI linkage adjustment and interest. See Note 15(A)(2) for a pledge registered in this respect.

The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The Law also grants entitlement to claim accelerated depreciation for tax purposes on machinery and equipment used by the "approved enterprise".

Income of the Company not derived from the "approved enterprise" is subject to the regular corporate tax rate, which is 35% in 2004.

Dividends paid out of income derived from an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company which elects the Alternative Benefits track will be subject to corporate tax at the otherwise applicable rate of 25% in respect of the gross amount of the dividend if it pays a dividend out of income derived from its approved enterprise during the tax exemption period.

B. Taxation of employee stock option plans

In respect to employee stock incentive plan, the 2003 Israeli tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the "Ordinary Income Route") or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% (the "Capital Gains Route"). Where there is no trustee arrangement, the employee is fully taxed and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform's new practice is not in effect for options granted before December 31, 2002 under plans adopted before December 31, 2002. The options granted by the Company during 2004 were granted pursuant the Capital Gains Route.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income (cont'd)

C. Amendments to the Income Tax Ordinance

On June 29, 2004, the Israeli parliament passed the "Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) – 2004" ("the Amendment"). The Amendment provides for a gradual reduction in the corporate tax rate from 36% to 30% in the following manner: 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter.

D. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustment Law")

The Company is taxed in accordance with the Inflationary Adjustment Law. Under the Inflationary Adjustment Law, taxable income as determined by the provisions of the Income Tax Ordinance is adjusted for the effect of inflation by allowing a "capital preservation deduction" or by charging an "addition for inflation" depending on whether the entity shows a positive or negative net equity adjusted for inflation on the basis of the changes in the CPI, in terms of the provisions of the Inflationary Adjustment Law.

E. Carryforward tax losses

As of December 31, 2004, the consolidated tax loss carryforwards was approximately NIS 68.3 million (Company - NIS 62 million). As discussed in Note 2M above, the Company has not recorded a deferred tax asset in respect of these losses as available evidence indicates that it is not expected that such assets will be realized in the foreseeable future. These losses do not have expiry date.

In the consolidated balance sheet, a deferred tax asset has been recorded in respect of Kubatronik's tax loss carryforwards in the amount of NIS 753 thousand. These losses do not have expiry date.

F. Income tax assessments

The Company has received final tax assessments through the 1995 tax year.

Kubatronik is subject to German corporate tax of approximately 38% and has received final tax assessments through the 2003 tax year.

The Company's other subsidiaries have not yet received any final tax assessments since incorporation.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income (cont'd)

G. Reconciliation of the theoretical tax expense to the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Consolidated			Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Loss before taxes as reported in the statement of operations Statutory tax	(15,136)	(12,911)	**(6,750)**	(15,143)	(10,989)	**(3,838)**
Primary tax rate	36%	36%	**35%**	36%	36%	**35%**
Tax calculated	(5,448)	(4,648)	**(2,363)**	(5,451)	(3,956)	**(1,343)**
Non-deductible operating expenses	*134	*120	**160**	*134	*120	**160**
Taxes on account of previous years	-	*445	**-**	-	-	**-**
Amortization of goodwill	*105	*214	**216**	-	-	**-**
Unrecognized deferred taxes	*5,544	*4,199	**1,544**	*5,164	*4,099	**1,445**
Depreciation and inflation impact	*153	*(263)	**(261)**	*153	*(263)	**(262)**
Tax losses that no deferred tax was computed on difference between tax rate and tax rules	-	*383	**-**	-	-	**-**
Applicable to foreign subsidiary	*(108)	*(256)	**(9)**	*94	*(96)	**-**
Total	5,828	4,842	**1,650**	5,545	3,860	**1,343**
Tax (benefit) expenses	380	194	**(713)**	94	(96)	**-**

* Reclassified

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 24 - Taxes on Income (cont'd)

H. Recognized Deferred tax assets

Deferred tax assets are attributable to the following:

	Consolidated	
	December 31 2003	December 31 2004
Loss carryforwards in Germany	-	**753**

I. Unrecognized deferred tax assets

Deferred assets have not been recognized in respect of the following items:

	Consolidated		Company	
	December 31 2003	December 31 2004	December 31 2003	December 31 2004
Deferred tax assets comprise:				
Losses carryforward	*22,578	**21,079**	*22,578	**21,079**
Severance pay	338	**287**	311	**287**
Vacation pay	804	**752**	756	**752**
Allowance for doubtful accounts	491	**549**	467	**549**
Total	24,211	**22,667**	24,112	**22,667**

* Reclassified

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 - Segment Reporting

The Company has identified three reportable geographic segments in 2004, i.e. Israel, Europe and others - mainly the United States and India.

	Year ended December 31, 2004				
	Israel	Europe	Other	Adjustments	Consolidated
External revenues for the segment	67,867	48,005	9,130	-	125,002
Internal revenues for the segment	60	8,750	-	(8,810)	-
Total revenues for the segment	67,927	56,755	9,130	(8,810)	125,002
Operating income (loss)	1,313	(4,039)	(1,078)	(50)	(3,854)
Financial expenses	(1,944)	(1,718)	(261)	649	(3,274)
Financial income	4	921	64	(663)	326
Other income, net	43	9	-	-	52
Company's share in losses of subsidiaries, net	(2,017)	-	-	2,017	-
Tax benefit	-	713	-	-	713
Minority share in subsidiary's net results	-	182	-	-	182
Net loss	(2,601)	(3,932)	(1,275)	1,953	(5,855)
Total assets for the segment	45,866	38,280	6,603	(11,061)	79,688
Deferred taxes	-	-	-	-	753
Total assets	45,866	38,280	6,603	(11,061)	80,441
Total liabilities	40,261	35,379	5,359	(15,549)	65,450
Capital expenditure	743	627	100	-	1,470
Depreciation and amortization	7,345	5,686	990	-	14,021

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 - Segment Reporting (cont'd)

The Company has identified three reportable geographic segments in 2003, i.e. Israel, Europe and others - mainly the United States and India.

	Year ended December 31, 2003				
	Israel	Europe	Other	Adjustments	Consolidated
External revenues for the segment	72,584	30,814	4,905	-	108,303
Internal revenues for the segment	35	2,806	-	(2,841)	-
Total revenues for the segment	72,619	33,620	4,905	(2,841)	108,303
Operating loss	(4,572)	(4,257)	(1,269)	196	(9,902)
Financial expenses	(2,434)	(1,351)	(213)	506	(3,492)
Financial income	12	1,116	-	(625)	503
Other income (expenses), net	(108)	88	-	-	(20)
Company's share in losses of subsidiaries, net	(2,094)	-	-	2,094	-
Tax expenses	-	(194)	-	-	(194)
Minority share in subsidiary's net results	-	118	-	-	118
Net loss	(9,196)	(4,480)	(1,482)	2,171	(12,987)
Total assets for the segment	68,812	27,668	4,008	(11,864)	88,624
Total liabilities	52,325	27,792	3,201	(14,091)	69,227
Capital expenditure	1,262	2,414	121	-	3,797
Depreciation and amortization	10,056	4,792	674	-	15,222

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 25 - Segment Reporting (cont'd)

The Company has identified three reportable geographic segments in 2002, i.e. Israel, Europe and others.

	Year ended December 31, 2002				
	Israel	Europe	Other	Adjustments	Consolidated
External revenues for the segment	81,839	21,544	4,652	-	108,035
Internal revenues for the segment	-	1,323	-	(1,323)	-
Total revenues for the segment	81,839	22,867	4,652	(1,323)	108,035
Operating loss	(9,697)	(3,261)	(1,005)	(20)	(13,983)
Financial expenses	(2,290)	(849)	(129)	390	(2,878)
Financial income	131	1,547	128	(371)	1,435
Other income (expenses), net	(108)	398	-	-	290
Company's share in losses of subsidiaries, net	(477)	-	-	477	-
Tax expenses	-	(380)	-	-	(380)
Minority share in subsidiary's net results	-	(198)	-	-	(198)
Net loss	(12,441)	(2,743)	(1,006)	476	(15,714)
Total assets for the segment	86,702	26,733	3,782	(11,386)	105,831
Total liabilities	60,194	24,242	3,273	(12,797)	74,912
Capital expenditure	6,692	12,912	378	(6,498)	13,484
Depreciation and amortization	10,534	3,067	595	-	14,196

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 26 - Benefits to Related and Interested Parties and Transactions With Them

	Consolidated and Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
A. Salaries and related expenses to interested parties [1]	1,329	1,422	**1,382**
B. Interest and exchange rate expenses [2]	-	112	**150**

(1) 5 persons in each year.

(2) Expenses on convertible note (see Note 16).

C. Subsidiaries debt included in the financial statements of the Company as at December 31, 2004 and 2003 is NIS 17,449 thousand and NIS 16,061 thousand, respectively (see Note 5 and Note 7).

D. Compensation of directors

The Chairman of the Board of Directors and the external directors are compensated for their service on the Board of Directors and its committees. During the year ended December 31, 2004, the Company paid its directors NIS 321 thousand (in 2003 - NIS 272 thousands, in 2002 - NIS 267 thousand).

The transactions with interested parties were conducted at "arms-length".

Note 27 - Disclosures Regarding Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, trade payables, short-term credit and long-term debt. The carrying amounts of the short-term financial instruments, approximates their fair value because of the short maturity of these instruments.

Management estimates that the carrying value of its long-term debt as at December 31, 2004 also approximates its fair value because the interest on the long-term debt is similar to the market interest rate for similar debt instruments of comparable maturities.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States

The financial statements of the Company conform to Israeli GAAP which varies in certain significant respects from those followed in the United States of America. The effect of such differences on net loss and shareholders' equity are set out below.

A. Effect of inflation

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2B. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

B. Liability for employee severance benefits

Under Israeli GAAP, the severance obligation is presented on the balance sheet net of the assets held by the CSPF, whereas under U.S. GAAP, such assets are presented as long-term assets of the Company. (See also Note 14.4.)

C. Convertible note

Under Israeli GAAP, the convertible note is presented on the balance sheet as a separate item between long-term liabilities and shareholders' equity, whereas under U.S. GAAP it should be presented as a liability.

D. Goodwill amortization

Under Israeli GAAP, goodwill derived from the acquisition of Kubatronik (see Note 1) is being amortized on a straight-line basis over 10 years. Under US GAAP, goodwill is no longer amortized but is evaluated for impairment in accordance with SFAS No. 142.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

E. Financial derivative

As described in Note 1, the seller of Kubatronik has the right to require the Company to purchase (put option) the sellers remaining 24% holdings of Kubatronik.

Under Israeli GAAP, there are no accounting consequences.
Under US GAAP, according to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities".the put option should be considered as a financial instrument and such an instrument should be marked to market every reporting period.

1) Effect on balance sheet items:

	Consolidated	
	December 31 2003	December 31 2004
Israeli GAAP -		
Goodwill, net of amortization (D)	4,972	**4,656**
US GAAP -		
Goodwill	5,888	**6,254**

	Consolidated	
	December 31 2003	December 31 2004
Israeli GAAP -		
Other liabilities and accrued expenses	8,555	**11,083**
US GAAP -		
Put option (E)	-	**114**
Other liabilities and accrued expenses	8,555	**11,197**

2) Effect on statements of operation items:

	Consolidated and Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Net loss reported under Israeli GAAP	(15,714)	(12,987)	**(5,855)**
Amortization of goodwill (D)	292	584	**593**
Put option (E)	-	-	**(114)**
Net loss under US GAAP	(15,422)	(12,403)	**(5,376)**

3) Effect on shareholders equity

Total shareholders equity – Israeli GAAP	30,919	19,397	**14,991**
Accumulated amortization of goodwill (D)	292	876	**1,469**
Translation adjustments in respect of goodwill	-	-	**129**
Put option (E)	-	-	**(114)**
Total shareholders equity – US GAAP	31,211	20,273	**16,475**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

F. Earnings (loss) per share ("EPS")

Under Israeli GAAP and pursuant to Opinion No. 55, the dilutive effect of stock options and convertible note is included in the computation of basic EPS only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercise price of the stock options and convertible note.

In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("Statement 128"), basic EPS is calculated by dividing the net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS assumes the issuance of ordinary shares for all potential dilutive ordinary shares outstanding during the year without consideration of the probability of conversion.

Following are the details of the basic and diluted EPS under U.S. GAAP*:

	Consolidated and Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Basic and diluted EPS (NIS)	(3.16)	(2.54)	**(0.98)**
Weighted average number of shares used in basic and diluted EPS calculation (thousands)	4,886	4,886	**5,492**

* EPS data is provided for one ordinary share of a par value of NIS 0.6 the actual par value of the shares as compared to the disclosure in the statement of operations where EPS data is presented based on NIS 1 par value per share as required under Israeli GAAP.

G. Statement of other comprehensive income

1. In June 1997, the Financial Accounting Standards Board issued Financial Accounting Standard No. 130 "Reporting Comprehensive Income" ("Statement 130"). The Company adopted Statement 130 during the year ended March 31, 1999. Statement 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

	Consolidated and Company		
	Year ended December 31 2002	Year ended December 31 2003	Year ended December 31 2004
Net loss – US GAAP	(15,422)	(12,403)	**(5,376)**
Translation adjustments	539	*1,504	**699**
Net comprehensive loss – US GAAP	(14,883)	(10,899)	**(4,677)**

* Restated – see Note 28(G)(2).

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 28 - Effect of Significant Differences Between Generally Accepted Accounting Principles in Israel and the United States (cont'd)

G. Statement of other comprehensive income (cont'd)

2. Restatement

The statements of other comprehensive income for the year ended December 31, 2003 has been restated in order to reflect a correction in 2003 figures. The correction in 2003 is due to an error, which consisted of recording the aggregate translation adjustments for the years 2002 and 2003, rather than the impact for the respective year:

	Consolidated and Company
	Year ended December 31 2003
Translation adjustments - as reported	2,004
Translation adjustments - as restated	1,504
Net comprehensive loss - U.S. GAAP - as reported	(10,399)
Net comprehensive loss - U.S. GAAP - as restated	(10,899)

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29 - Assets and Liabilities Analyzed by Currency and Linkage Basis

A. Consolidated

	December 31, 2004						
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total
Cash and cash equivalents	-	260	1,906	2,105	3	-	4,274
Trade and other receivables and prepaid expenses	126	11,323	10,831	2,713	-	563	25,556
Inventories	-	-	-	-	-	13,633	13,633
Deferred taxes	-	-	-	753	-	-	753
Property and equipment, net	-	-	-	-	-	31,569	31,569
Goodwill	-	-	-	-	-	4,656	4,656
Total assets	**126**	**11,583**	**12,737**	**5,571**	**3**	**50,421**	**80,441**
Short-term credit and current maturities of long-term debts	2,735	12,548	4,306	-	-	-	19,589
Trade payables	-	14,863	5,197	3,517	-	-	23,577
Other liabilities and accrued expenses	2,561	5,917	1,218	1,377	10	-	11,083
Long-term debt, excluding current maturities	1,425	1,292	3,970	-	-	-	6,687
Employee severance benefits, net	-	956	-	92	-	-	1,048
Minority interests	-	-	-	-	-	1,900	1,900
Convertible note	-	-	1,566	-	-	-	1,566
Total liabilities	**6,721**	**35,576**	**16,257**	**4,986**	**10**	**1,900**	**65,450**
Total shareholders' equity	**(6,595)**	**(23,993)**	**(3,520)**	**585**	**(7)**	**48,521**	**14,991**

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 30 – Subsequent Events

Subsequent to the balance sheet date, 110,800 stock options were exercised by employees into shares with capital contribution of NIS 2,120 thousand which were received on April 5, 2005.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 29 - Assets and Liabilities Analyzed by Currency and Linkage Basis (cont'd)

B. Consolidated

	December 31, 2003						
	Linked to CPI	Non-linked	Foreign currency U.S. dollars	Foreign currency Euro	Other foreign currency	Non-monetary items	Total
Cash and cash equivalents	-	537	693	3,055	86	-	4,371
Trade and other receivables and prepaid expenses	155	16,561	3,547	1,741	45	693	22,742
Inventories	-	-	-	-	-	13,158	13,158
Property and equipment, net	-	-	-	-	-	43,381	43,381
Goodwill	-	-	-	-	-	4,972	4,972
Total assets	155	17,098	4,240	4,796	131	62,204	88,624
Short-term credit and current maturities of long-term debts	2,350	13,272	3,839	-	-	-	19,461
Trade payables	-	11,582	4,648	6,084	-	-	22,314
Other liabilities and accrued expenses	493	5,968	818	1,260	16	-	8,555
Long-term debt, excluding current maturities	3,900	2,073	7,719	-	-	-	13,692
Employee severance benefits, net	-	864	-	76	-	-	940
Minority interests	-	-	-	-	-	1,970	1,970
Convertible note	-	-	2,295	-	-	-	2,295
Total liabilities	6,743	33,759	19,319	7,420	16	1,970	69,227
Total shareholders' equity	(6,588)	(16,661)	(15,079)	(2,624)	115	60,234	19,397

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.

By: A. Reichart

Arieh Reichart
President and Chief Executive Officer

Date: November 16, 2005